SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Wins Two Consumidor Moderno Awards, Re-Affirming Its Market Leadership in Latin America, Dated July 02, 2018.
99.2 NICE inContact Recognized in 2018 Shatter List for Actively Working to Break Technology’s Glass Ceiling, Dated July 03, 2018.
99.3 NICE Customers to Join Leading Analysts and Industry Experts in Global Thought Leadership Webinar Series on Leading in the Experience Revolution, Dated July 09, 2018.
99.4 NICE Scores Highest in Territory Management and Planning Use Case in Gartner Critical Capabilities for Sales Performance Management Report, Dated July 12, 2018.
99.5 NICE Satmetrix Unveils Updated Net Promoter® Masterclass to Help Customer Experience Professionals Realize Immediate Impact, Dated July 16, 2018.
99.6 NICE Actimize Voted “Best Anti-Money Laundering Compliance Solution Provider” for Fifth Consecutive Year in 2018 Waters Magazine Rankings, Dated July 17, 2018.
99.7 Top Five U.S. Financial Institution Moving 4,000 Seats to NICE inContact CXone, Dated July 18, 2018.
99.8 NICE Adds Automated Cloud-Based Transcription Service to NICE COMPASS Compliance Assurance Suite, Dated July 24, 2018.
99.9 NICE Wins Technology Project of the Year at the Retail Systems Awards 2018, Dated July 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: August 6, 2018

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Wins Two Consumidor Moderno Awards, Re-Affirming Its Market Leadership in Latin America, Dated July 02, 2018.
99.2 NICE inContact Recognized in 2018 Shatter List for Actively Working to Break Technology’s Glass Ceiling, Dated July 03, 2018.
99.3 NICE Customers to Join Leading Analysts and Industry Experts in Global Thought Leadership Webinar Series on Leading in the Experience Revolution, Dated July 09, 2018.
99.4 NICE Scores Highest in Territory Management and Planning Use Case in Gartner Critical Capabilities for Sales Performance Management Report, Dated July 12, 2018.
99.5 NICE Satmetrix Unveils Updated Net Promoter® Masterclass to Help Customer Experience Professionals Realize Immediate Impact, Dated July 16, 2018.
99.6 NICE Actimize Voted “Best Anti-Money Laundering Compliance Solution Provider” for Fifth Consecutive Year in 2018 Waters Magazine Rankings, Dated July 17, 2018.
99.7 Top Five U.S. Financial Institution Moving 4,000 Seats to NICE inContact CXone, Dated July 18, 2018.
99.8 NICE Adds Automated Cloud-Based Transcription Service to NICE COMPASS Compliance Assurance Suite, Dated July 24, 2018.
99.9 NICE Wins Technology Project of the Year at the Retail Systems Awards 2018, Dated July 30, 2018.